UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Momo Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

60879B107**

(CUSIP Number)

Yan Tang

Sichuan Zhang

Gallant Future Holdings Limited

c/o 20th Floor, Block B

Tower 2, Wangjing SOHO

No.1 Futongdong Street

Chaoyang District, Beijing 100102

People’s Republic of China

+86-10 5731-0567

Matrix Partners China II Hong Kong Limited

Matrix Partners China II, L.P.

Matrix Partners China II-A, L.P.

Matrix China Management II, L.P.

Matrix China II GP GP, Ltd.

Yibo Shao

c/o Suite 08, 20th Floor,

One International Finance Centre

1 Harbour View Street, Central, Hong Kong

+852 3960-6592

Rich Moon Limited

Yunfeng Fund II, L.P.

Yunfeng Moon Co-invest, L.P.

Yunfeng Investment II, L.P.

Yunfeng Moon Co-Invest GP, Ltd.

Yunfeng Investment GP II, Ltd.

Feng Yu

c/o Suite 3206,

One Exchange Square,

8 Connaught Place, Central, Hong Kong

+852 2516-6363

With copies to:

Z. Julie Gao, Esq. Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Peter X. Huang, Esq. Daniel Dusek, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004 China +8610 6535-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	This statement on Schedule 13D (the “Schedule 13D”) constitutes (a) amendment No. 1 to the Schedule 13D filed on behalf of each of Yan Tang (“Mr. Tang”), Sichuan Zhang (“Ms. Zhang”), Gallant Future Holdings Limited (“Gallant Future”), Matrix Partners China II Hong Kong Limited (“Matrix HK”), Matrix Partners China II, L.P. (“Matrix China II”), Matrix Partners China II-A, L.P. (“Matrix China II-A”), Matrix China Management II, L.P. (“Matrix Management”), Matrix China II GP GP, Ltd. (“Matrix GP” and, together with Matrix HK, Matrix China II, Matrix China II-A and Matrix Management, the “Matrix Funds”) and Yibo Shao (“Mr. Shao”) on July 6, 2015, and (b) constitutes an initial Schedule 13D filing on behalf of each of Rich Moon Limited (“Rich Moon”), Yunfeng Fund II, L.P. (“Yunfeng Fund II”), Yunfeng Moon Co-invest, L.P. (“Yunfeng Moon”), Yunfeng Investment II, L.P. (“Yunfeng Investment II”), Yunfeng Moon Co-Invest GP, Ltd. (“Yunfeng Moon GP”), Yunfeng Investment GP II, Ltd. (“Yunfeng Investment GP” and, together with Rich Moon, Yunfeng Fund II, Yunfeng Moon, Yunfeng Investment II and Yunfeng Moon GP, the “Yunfeng Funds”) and Feng Yu (“Mr. Yu”), in each case with respect to the Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”), of Momo Inc., a Cayman Islands company (the “Company”).
**	This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing two Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	60879B107

1	NAMES OF REPORTING PERSONS Yan Tang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,490,773 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100,490,773 Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,490,773 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.9%(2) (representing 77.2% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes (i) 96,886,370 Class B ordinary shares, par value $0.0001 per share, of the Company (“Class B Ordinary Shares”) held of record by Gallant Future Holdings Limited, a company wholly owned and controlled by a family trust controlled by Mr. Tang, (ii) 2,941,903 Class A Ordinary Shares that Mr. Tang has the right to acquire upon exercise of options within 60 days after April 6, 2016, and (ii) 662,500 Class A Ordinary Shares that Ms. Sichuan Zhang, the wife of Mr. Tang, has the right to acquire upon exercise of options within 60 days after April 6, 2016.
(2)	The calculation is based on 383,751,403 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of December 31, 2015, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on March 15, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.	60879B107

1	NAMES OF REPORTING PERSONS Sichuan Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,490,773 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100,490,773 Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,490,773 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.9%(2) (representing 77.2% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes (i) 96,886,370 Class B Ordinary Shares held of record by Gallant Future Holdings Limited, a company wholly owned and controlled by a family trust controlled by Mr. Yan Tang, the husband of Ms. Zhang, (ii) 2,941,903 Class A Ordinary Shares that Mr. Tang has the right to acquire upon exercise of options within 60 days after April 6, 2016, and (ii) 662,500 Class A Ordinary Shares that Ms. Zhang has the right to acquire upon exercise of options within 60 days after April 6, 2016.
(2)	The calculation is based on 383,751,403 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of December 31, 2015, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on March 15, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.	60879B107

1	NAMES OF REPORTING PERSONS Gallant Future Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 96,886,370 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 96,886,370 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,886,370 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.2%(2) (representing 77.2% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes 96,886,370 Class B Ordinary Shares held of record by Gallant Future Holdings Limited.
(2)	The calculation is based on 383,751,403 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of December 31, 2015, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on March 15, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.	60879B107

1	NAMES OF REPORTING PERSONS Matrix Partners China II Hong Kong Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,970,897 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 65,970,897 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,970,897 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2%(2) (representing 5.3% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes (i) 52,770,897 Class A Ordinary Shares held of record by Matrix Partners China II Hong Kong Limited and (ii) 6,600,000 ADSs held by Matrix Partners China II Hong Kong Limited, representing 13,200,000 Class A Ordinary Shares.
(2)	The calculation is based on 383,751,403 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of December 31, 2015, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on March 15, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.	60879B107

1	NAMES OF REPORTING PERSONS Matrix Partners China II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,970,897 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,970,897 Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,970,897 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2%(2) (representing 5.3% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Includes (i) 52,770,897 Class A Ordinary Shares and (ii) 6,600,000 ADSs, representing 13,200,000 Class A Ordinary Shares, held by Matrix HK. Matrix HK is 90% owned by Matrix China II and 10% owned by Matrix China II-A. Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China II and Matrix China II-A, and as such, may exercise voting and dispositive power over the shares held by Matrix HK. Mr. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over the shares held by Matrix HK.
(2)	The calculation is based on 383,751,403 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of December 31, 2015, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on March 15, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.	60879B107

1	NAMES OF REPORTING PERSONS Matrix Partners China II-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,970,897 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,970,897 Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,970,897 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2%(2) (representing 5.3% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Includes (i) 52,770,897 Class A Ordinary Shares and (ii) 6,600,000 ADSs, representing 13,200,000 Class A Ordinary Shares, held by Matrix HK. Matrix HK is 90% owned by Matrix China II and 10% owned by Matrix China II-A. Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China II and Matrix China II-A, and as such, may exercise voting and dispositive power over the shares held by Matrix HK. Mr. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over the shares held by Matrix HK.
(2)	The calculation is based on 383,751,403 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of December 31, 2015, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on March 15, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.	60879B107

1	NAMES OF REPORTING PERSONS Matrix China Management II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,970,897 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 65,970,897 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,970,897 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2%(2) (representing 5.3% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Includes (i) 52,770,897 Class A Ordinary Shares and (ii) 6,600,000 ADSs, representing 13,200,000 Class A Ordinary Shares, held by Matrix HK. Matrix HK is 90% owned by Matrix China II and 10% owned by Matrix China II-A. Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China II and Matrix China II-A, and as such, may exercise voting and dispositive power over the shares held by Matrix HK. Mr. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over the shares held by Matrix HK.
(2)	The calculation is based on 383,751,403 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of December 31, 2015, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on March 15, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.	60879B107

1	NAMES OF REPORTING PERSONS Matrix China II GP GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,970,897 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 65,970,897 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,970,897 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2%(2) (representing 5.3% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes (i) 52,770,897 Class A Ordinary Shares and (ii) 6,600,000 ADSs, representing 13,200,000 Class A Ordinary Shares, held by Matrix HK. Matrix HK is 90% owned by Matrix China II and 10% owned by Matrix China II-A. Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China II and Matrix China II-A, and as such, may exercise voting and dispositive power over the shares held by Matrix HK. Mr. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over the shares held by Matrix HK.
(2)	The calculation is based on 383,751,403 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of December 31, 2015, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on March 15, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.	60879B107

1	NAMES OF REPORTING PERSONS Yibo Shao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,970,897 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,970,897 Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,970,897 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2%(2) (representing 5.3% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes (i) 52,770,897 Class A Ordinary Shares and (ii) 6,600,000 ADSs, representing 13,200,000 Class A Ordinary Shares, held by Matrix HK. Matrix HK is 90% owned by Matrix China II and 10% owned by Matrix China II-A. Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China II and Matrix China II-A, and as such, may exercise voting and dispositive power over the shares held by Matrix HK. Mr. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over the shares held by Matrix HK.
(2)	The calculation is based on 383,751,403 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of December 31, 2015, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on March 15, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.	60879B107

1	NAMES OF REPORTING PERSONS Rich Moon Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,570,966 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,570,966 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,570,966 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%(2) (representing 1.5% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes 18,570,966 Class A Ordinary Shares held by Rich Moon.
(2)	The calculation is based on 383,751,403 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of December 31, 2015, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on March 15, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.	60879B107

1	NAMES OF REPORTING PERSONS Yunfeng Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,570,966 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,570,966 Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,570,966 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%(2) (representing 1.5% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Includes 18,570,966 Class A Ordinary Shares held by Rich Moon. Rich Moon is 77.8% owned by Yunfeng Fund II and 22.2% owned by Yunfeng Moon. The general partner of Yunfeng Fund II is Yunfeng Investment II and the general partner of YF Moon is Yunfeng Moon GP. Both general partners are in turn managed by their general partner, Yunfeng Investment GP. Mr. Feng Yu, a director of Yunfeng Investment GP, has the sole power to direct the voting and disposition of the Class A Ordinary Shares directly or indirectly held by Yunfeng Investment GP.
(2)	The calculation is based on 383,751,403 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of December 31, 2015, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on March 15, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.	60879B107

1	NAMES OF REPORTING PERSONS Yunfeng Moon Co-invest, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,570,966 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,570,966 Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,570,966 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%(2) (representing 1.5% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Includes 18,570,966 Class A Ordinary Shares held by Rich Moon. Rich Moon is 77.8% owned by Yunfeng Fund II and 22.2% owned by Yunfeng Moon. The general partner of Yunfeng Fund II is Yunfeng Investment II and the general partner of YF Moon is Yunfeng Moon GP. Both general partners are in turn managed by their general partner, Yunfeng Investment Gp. Mr. Feng Yu, a director of Yunfeng Investment GP, has the sole power to direct the voting and disposition of the Class A Ordinary Shares directly or indirectly held by Yunfeng Investment GP.
(2)	The calculation is based on 383,751,403 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of December 31, 2015, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on March 15, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.	60879B107

1	NAMES OF REPORTING PERSONS Yunfeng Investment II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,570,966 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,570,966 Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,570,966 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%(2) (representing 1.5% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Includes 18,570,966 Class A Ordinary Shares held by Rich Moon. Rich Moon is 77.8% owned by Yunfeng Fund II and 22.2% owned by Yunfeng Moon. The general partner of Yunfeng Fund II is Yunfeng Investment II and the general partner of YF Moon is Yunfeng Moon GP. Both general partners are in turn managed by their general partner, Yunfeng Investment Gp. Mr. Feng Yu, a director of Yunfeng Investment GP, has the sole power to direct the voting and disposition of the Class A Ordinary Shares directly or indirectly held by Yunfeng Investment GP.
(2)	The calculation is based on 383,751,403 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of December 31, 2015, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on March 15, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.	60879B107

1	NAMES OF REPORTING PERSONS Yunfeng Moon Co-Invest GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,570,966 Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,570,966 Ordinary Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,570,966 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%(2) (representing 1.5% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes 18,570,966 Class A Ordinary Shares held by Rich Moon. Rich Moon is 77.8% owned by Yunfeng Fund II and 22.2% owned by Yunfeng Moon. The general partner of Yunfeng Fund II is Yunfeng Investment II and the general partner of YF Moon is Yunfeng Moon GP. Both general partners are in turn managed by their general partner, Yunfeng Investment GP. Mr. Feng Yu, a director of Yunfeng Investment GP, has the sole power to direct the voting and disposition of the Class A Ordinary Shares directly or indirectly held by Yunfeng Investment GP.
(2)	The calculation is based on 383,751,403 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of December 31, 2015, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on March 15, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.	60879B107

1	NAMES OF REPORTING PERSONS Yunfeng Investment GP II, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,570,966 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,570,966 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,570,966 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%(2) (representing 1.5% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes 18,570,966 Class A Ordinary Shares held by Rich Moon. Rich Moon is 77.8% owned by Yunfeng Fund II and 22.2% owned by Yunfeng Moon. The general partner of Yunfeng Fund II is Yunfeng Investment II and the general partner of YF Moon is Yunfeng Moon GP. Both general partners are in turn managed by their general partner, Yunfeng Investment GP. Mr. Feng Yu, a director of Yunfeng Investment GP, has the sole power to direct the voting and disposition of the Class A Ordinary Shares directly or indirectly held by Yunfeng Investment GP.
(2)	The calculation is based on 383,751,403 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of December 31, 2015, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on March 15, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No.	60879B107

1	NAMES OF REPORTING PERSONS Feng Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,570,966 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,570,966 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,570,966 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%(2) (representing 1.5% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 18,570,966 Class A Ordinary Shares held by Rich Moon. Rich Moon is 77.8% owned by Yunfeng Fund II and 22.2% owned by Yunfeng Moon. The general partner of Yunfeng Fund II is Yunfeng Investment II and the general partner of YF Moon is Yunfeng Moon GP. Both general partners are in turn managed by their general partner, Yunfeng Investment GP. Mr. Feng Yu, a director of Yunfeng Investment GP, has the sole power to direct the voting and disposition of the Class A Ordinary Shares directly or indirectly held by Yunfeng Investment GP.
(2)	The calculation is based on 383,751,403 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of December 31, 2015, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on March 15, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

Item 1. Security and Issuer.

This statement on Schedule 13D amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on July 6, 2015 (the “Original Schedule 13D”), relating to the Class A Ordinary Shares of the Company. The Ordinary Shares of the Company consist of Class A Ordinary Shares and Class B Ordinary Shares, par value US$0.0001 each.

American depositary shares (the “ADSs,” and each, an “ADS”), each representing two Class A Ordinary Shares, of the Company are listed on the NASDAQ Global Select Market under the symbol “MOMO.”

The principal executive offices of the Company are located at 20th Floor, Block B, Tower 2, Wangjing SOHO, No.1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China (the “PRC”).

Except as provided herein, this statement does not modify any of the information previously reported on the Original Schedule 13D.

Item 2. Identity and Background.

Mr. Tang, Ms. Zhang, Gallant Future, the Matrix Funds, Mr. Shao, the Yunfeng Funds and Mr. Yu are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.”

(a)–(c), (f) This statement on Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this statement on Schedule 13D.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Ordinary Shares (including Class A Ordinary Shares represented by the ADSs) held by each other Reporting Person or by any member of the Buyer Group (as defined in Item 4) that is not a Reporting Person.

The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit G. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Tang is the co-founder, chairman of board of directors and chief executive officer of the Company. Ms. Zhang is a director and the president of U.S. operations of the Company, and the wife of Mr. Tang. Each of Mr. Tang and Ms. Zhang is a PRC citizen. Gallant Future is principally an investment holding vehicle. Gallant Future is a company organized and existing under the laws of the British Virgin Islands, and is wholly owned and controlled by a family trust controlled by Mr. Tang. The principal business address of each of Mr. Tang, Ms. Zhang and Gallant Future is c/o 20th Floor, Block B, Tower 2, Wangjing SOHO, No.1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China.

The principal business of Matrix Management and Matrix GP are to serve as direct and indirect general partners, respectively, of Matrix China II and Matrix China II-A. The principal business of Matrix HK is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incidental thereto. The principal business of Matrix China II and Matrix China II-A is to hold indirect interests in various companies for investment purposes. Mr. Shao is a director of Matrix GP and is a PRC citizen. Matrix HK is a company incorporated in Hong Kong. Matrix China II and Matrix China II-A are limited partnerships formed in the Cayman Islands and managed by Matrix Management, a limited partnership formed in the Cayman Islands, which in turn is managed by Matrix GP, a company incorporated in the Cayman Islands. The business address of each of the Matrix Funds and Mr. Shao is c/o Suite 08, 20th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

The principal business of Yunfeng Investment GP, Yunfeng Investment II and Yunfeng Moon GP are to serve as indirect and direct general partners of Yunfeng Fund II and Yunfeng Moon. The principal business of Rich Moon is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incidental thereto. The principal business of Yunfeng Fund II and Yunfeng Moon is to hold indirect interests in various companies for investment purposes. Mr. Yu is a director of Yunfeng Investment GP and is a Hong Kong citizen. Rich Moon is a company incorporated in the Cayman Islands. Yunfeng Fund II and Yunfeng Moon are limited partnerships formed in the Cayman Islands. Yunfeng Fund II is managed by Yunfeng Investment II, a limited partnership formed in the Cayman Islands, which in turn is managed by Yunfeng Investment GP, a company incorporated in the Cayman Islands. Yunfeng Moon is managed by Yunfeng Moon GP, a company incorporated in the Cayman Islands, which in turn is managed by Yunfeng Investment GP, a company incorporated in the Cayman Islands. The business address of each of the Yunfeng Funds and Mr. Yu is c/o Suite 3206, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of Gallant Future, Matrix HK, Matrix GP, Rich Moon, Yunfeng Moon GP and Yunfeng Investment GP are set forth on Schedule A hereto and are incorporated herein by reference.

(d) – (e) During the last five years, none of the Reporting Persons and, to the best knowledge of each Reporting Person, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

This statement on Schedule 13D is being filed because, under the facts and circumstances described in Items 2, 4 and 5, the Reporting Persons, and members of the Buyer Group (as defined in Item 4) that are not Reporting Persons, may be deemed to be a group within the meaning of Section 13(d)(3) of the Act. This filing is not being made as a result of any particular acquisitions or dispositions of Ordinary Shares by the Reporting Persons.

The descriptions of the principal terms of the Proposal (as defined below) under Item 4 are incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

On June 23, 2015, Mr. Tang, Matrix Partners, Sequoia Capital China Investment Management L.P. and Huatai Ruilian Fund Management Co., Ltd. (collectively, the “Original Buyer Group”) jointly submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors related to the proposed acquisition of all of the Ordinary Shares not beneficially owned by the Original Buyer Group for cash consideration equal to US$18.90 per ADS, or US$9.45 per Class A Ordinary Share (the “Proposed Transaction”).

On July 6, 2015, the Original Buyer Group entered into a consortium agreement (the “Consortium Agreement”), pursuant to which the Original Buyer Group will cooperate in connection with a possible acquisition transaction (the “Transaction”) with respect to the Company as contemplated by the Proposal. The Consortium Agreement provides, among other things, for: cooperation in arranging financing; engaging advisors; and cooperation in preparing definitive documentation with respect to the Transaction. During the period beginning on the date of the Consortium Agreement and ending on the earlier of (i) 9-month after the date of the Consortium Agreement and (ii) the termination of the Consortium Agreement on the mutual written agreement of the members of the Buyer Group, members of the Buyer Group have agreed to work exclusively with each other with respect to the Transaction.

On April 5, 2016, each of Alibaba Investment Limited (“Alibaba”) and Rich Moon executed and delivered an adherence agreement to the Consortium Agreement, pursuant to which each of Alibaba and Rich Moon became a party to the Consortium Agreement. Alibaba, Rich Moon and the Original Buyer Group, collectively, is referred to in this statement on Schedule 13D as the “Buyer Group.”

On April 5, 2016, the Buyer Group executed an amendment to the Consortium Agreement to extend the exclusivity period, pursuant to which amendment the Buyer Group agreed that during the period beginning on July 6, 2015 and ending on the earlier of (i) April 5, 2017 and (ii) the termination of the Consortium Agreement on the mutual written agreement of the members of the Buyer Group, members of the Buyer Group will work exclusively with each other with respect to the Transaction.

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of a definitive merger agreement and other related agreements mutually acceptable in form and substance to the Company and the Buyer Group. Neither the Company nor any member of the Buyer Group is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the Company’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the NASDAQ Global Select Market.

References to each of the Consortium Agreement, as amended, and the Proposal in this statement on Schedule 13D are qualified in their entirety by reference to the Consortium Agreement, as amended, and the Proposal, copies of which are attached or incorporated by reference hereto as Exhibit B to Exhibit F, and incorporated herein by reference in their entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)–(b) The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 383,751,403 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of December 31, 2015, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on March 15, 2016, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

Holders of Class A Ordinary Share and Class B Ordinary Share have the same rights except for voting and conversion rights. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

By virtue of their actions in respect of the Proposed Transaction as described herein, the Reporting Persons, and members of the Buyer Group that are not Reporting Persons, may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each of the Reporting Persons may be deemed to beneficially own the Ordinary Shares beneficially owned by the members of the group as a whole; thus, each Reporting Person may be deemed to beneficially own an aggregate of 281,352,742 outstanding Ordinary Shares (including an aggregate of 3,604,403 Class A Ordinary Shares issuable upon the exercise of options held by Reporting Persons that are exercisable within 60 days after April 6, 2016), which represents approximately 72.6% of the total outstanding Ordinary Shares and approximately 91.6% of the voting power of the total outstanding Ordinary Shares. The aggregate of 281,352,742 outstanding Ordinary Shares include (a) (i) 2,063,441 Class A Ordinary Shares held by SCC Growth I Holdco A, Ltd., (ii) 11,348,923 Class A Ordinary Shares held by Sequoia Capital China GF Holdco III-A, Ltd. and (iii) 5,158,602 Class A Ordinary Shares held by SC China Growth III Co-Investment 2014-A, L.P., as reported in a Schedule 13D filed by Sequoia Capital China Growth Fund I, L.P. on July 7, 2015, and (b) 77,749,140 Class A Ordinary Shares held by Alibaba Investment Limited, as reported on a Schedule 13G jointly filed by Alibaba Investment Limited and Alibaba Group Holding Limited on February 13, 2015. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person or by any member of the Buyer Group that is not a Reporting Person.

Mr. David Ying Zhang, a director of Matrix GP, is the beneficially owner of 284,375 Class A Ordinary Shares, representing 284,375 Class A Ordinary Shares that Mr. Zhang has the right to acquire upon exercise of options within 60 days from April 6, 2016.

Except as disclosed in this statement on Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this statement on Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c) None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this statement on Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The descriptions of the principal terms of the Consortium Agreement, as amended, and the Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A(1)	Joint Filing Agreement dated July 6, 2015 by and among the Reporting Persons.

B(1)	Consortium Agreement, dated July 6, 2015, by and among Mr. Tang, Matrix Partners, Sequoia Capital and Huatai Ruilian.

C(1)	Proposal Letter dated June 23, 2015 from the Buyer Group to the board of directors of the Company.

D	Amendment No. 1 to the Consortium Agreement, dated April 5, 2016, by and among the Buyer Group

E	Adherence Agreement to the Consortium Agreement executed and delivered by Alibaba, dated April 5, 2016

F	Adherence Agreement to the Consortium Agreement executed and delivered by Yunfeng, dated April 5, 2016

G	Joint Filing Agreement dated April 6, 2016 by and among the Reporting Persons.

(1)	Filed previously.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2016

Yan Tang		By:	/s/ Yan Tang

Sichuan Zhang		By:	/s/ Sichuan Zhang

Gallant Future Holdings Limited		By:	/s/ Yan Tang
Name: Yan Tang
Title: Director

Matrix Partners China II Hong Kong Limited		By:	/s/ Yibo Shao
By:	Matrix Partners China II, L.P.		Name: Yibo Shao
By:	Matrix China Management II, L.P.		Title: Director
By:	Matrix China II GP GP, Ltd.

Matrix Partners China II, L.P.		By:	/s/ Yibo Shao
By:	Matrix China Management II, L.P.		Name: Yibo Shao
By:	Matrix China II GP GP, Ltd.		Title: Director

Matrix Partners China II-A, L.P.		By:	/s/ Yibo Shao
By:	Matrix China Management II, L.P.		Name: Yibo Shao
By:	Matrix China II GP GP, Ltd.		Title: Director

Matrix China Management II, L.P.		By:	/s/ Yibo Shao
By:	Matrix China II GP GP, Ltd.		Name: Yibo Shao
Title: Director

Matrix China II GP GP, Ltd.		By:	/s/ Yibo Shao
Name: Yibo Shao
Title: Director

Yibo Shao	By:	/s/ Yibo Shao

Rich Moon Limited	By:	/s/ Xin Huang
Name: Xin Huang
Title: Authorized Signatory

Yunfeng Fund II, L.P.	By:	/s/ Feng Yu
Name: Feng Yu
Title: Authorized Signatory

Yunfeng Moon Co-invest, L.P.	By:	/s/ Xin Huang
Name: Xin Huang
Title: Authorized Signatory

Yunfeng Investment II, L.P.	By:	/s/ Feng Yu
Name: Feng Yu
Title: Authorized Signatory

Yunfeng Moon Co-Invest GP, Ltd.	By:	/s/ Xin Huang
Name: Xin Huang
Title: Authorized Signatory

Yunfeng Investment GP II, Ltd.	By:	/s/ Feng Yu
Name: Feng Yu
Title: Authorized Signatory

Feng Yu	By:	/s/ Feng Yu

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Gallant Future Holdings Limited

The business address of each of the following individuals is c/o 20th Floor, Block B, Tower 2, Wangjing SOHO, No.1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China.

Directors:

Name	Country of Citizenship
Yan Tang	The People’s Republic of China

Executive Officers:

None

Matrix Partners China II Hong Kong Limited

The business address of each of the following individuals is c/o Suite 08, 20th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

Directors:

Name	Country of Citizenship
David Ying Zhang	United States of America
Timothy A. Barrows	United States of America
Yibo Shao	The People’s Republic of China

Executive Officers:

None

Matrix China II GP GP, Ltd.

The business address of each of the following individuals is c/o Suite 08, 20th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

Directors:

Name	Country of Citizenship
David Ying Zhang	United States of America
Timothy A. Barrows	United States of America
David Su	The Republic of Singapore
Yibo Shao	The People’s Republic of China

Executive Officers:

None

Rich Moon Limited

The business address of each of the following individuals is c/o Suite 3206, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

Directors:

Name	Country of Citizenship
Xin Huang	People’s Republic of China

Executive Officers:
Xin Huang	People’s Republic of China

Yunfeng Moon Co-Invest GP, Ltd.

The business address of each of the following individuals is c/o Suite 3206, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

Directors:

Name	Country of Citizenship
Xin Huang	People’s Republic of China

Executive Officers:
Xin Huang	People’s Republic of China

Yunfeng Investment GP II, Ltd.

The business address of each of the following individuals is c/o Suite 3206, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

Directors:

Name	Country of Citizenship
Feng Yu	Hong Kong

Executive Officers:
Feng Yu	Hong Kong